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18006848

SEC
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Section
MAR 05 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs,	FL	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry M. Smith, President — 407-869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPA's, LLC
(Name – *if individual, state last, first, middle name*)

13907 North Dale Mabry	Tampa	FL	33618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Commission # FF 917131
Expires September 10, 2019
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAM SECURITIES, INC.

CONTENTS

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TransAm Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) TransAm Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TransAm Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) TransAm Securities, Inc. stated that TransAm Securities, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. TransAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TransAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Green & Company, CPAs
Tampa, FL 33618
February 28, 2018

13907 N Dale Mabry Hwy, Suite 102 *Tampa, FL 33618* *813.606.4388*

TRANSAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	73,749
Commissions receivable		1,968
Other assets		4,075
Total assets	**$**	**79,792**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,751
Commissions payable		26,477
Total liabilities		31,228
SHAREHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		38,000
Retained Earnings		10,554
Total shareholder's equity		48,564
Total liabilities and shareholder's equity	**$**	**79,792**

TRANSAM SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUE:		
Commissions and fees	$	655,869
Other income		196
Total revenue		656,065
EXPENSES:		
Commissions and salaries		489,147
Professional fees		24,876
General and administrative expenses		104,366
Regulatory fees		10,515
Total expenses		628,904
INCOME BEFORE INCOME TAX PROVISION		27,161
Income tax provision		-
NET INCOME	**$**	**27,161**

TRANSAM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
BALANCES, December 31, 2016	1,000	$ 10	$ 35,000	$ (16,607)	$ 18,403
Additional Paid in Capital			$ 3,000		
Net income	-	-	-	$ 27,161	$ 27,161
BALANCES, December 31, 2017	**1,000**	**$ 10**	**$ 38,000**	**$ 10,554**	**$ 48,564**

TRANSAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	27,161
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in commissions receivable		573
Decrease in other assets		2,501
Increase in accounts payable		2,902
Decrease in commissions payable		(3,746)
Net cash flows used by operating activities		29,391
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		-
Increase in other assets		-
Net cash flows used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Contribution		3,000
NET INCREASE IN CASH		32,391
CASH, at beginning of the year		41,358
CASH, at end of the year	**$**	**73,749**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

TRANSAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the year ended 12/31/17

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2017.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on July 1, 2014, for all major tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, marketing support equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On August 11, 2005, the Company entered into a management

agreement with CFG to provide these services and renewed the agreement on September 29, 2017. The agreement shall continue in effect until terminated by either party Expenses charged by CFG to the Company for the year ended December 31, 2017 totaled $134,143. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $39,327 and a ratio of aggregate indebtedness to net capital of .70 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2017.

NOTE 5 - CONCENTRATIONS

73% of the Commission income of approximately $655,869, was generated from six registered representatives during the year ended December 31, 2017.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and the tax basis of assets and liabilities by using estimated tax rates for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. The Company did not previously recognize an income tax benefit for its operating losses incurred through December 31, 2016, based on uncertainties concerning the ability to generate taxable income in future periods. As of December 31, 2016, the Company has sufficient loss carry forwards such that a provision for income taxes for the year ended December 31, 2017 was

not necessary. Consequently for the year ended December 31, 2017, there is no provision for income taxes. Also, as of December 31, 2017, there is no deferred tax assets or liabilities.

The components of Income tax expense for the year ended December 31, 2017 are as follows:

Federal Income Tax:	
Current	$ 9506
Deferred	$ -0-
Valuation Allowance	$-9506
Net	$ -0-

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on February 22, 2018.

TRANSAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

CREDIT:		
Member's equity	$	48,564
DEBITS:		
Nonallowable assets:		
Other assets		4,075
Commissions and other receivables over 30 days old		38
Furniture and fixtures, net		-
Total debits		4,113
NET CAPITAL		44,451
Haircut on Securities		124
Minimum requirements of 6 2/3% of aggregate indebtedness of $31228, $2082 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**39,327**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	4,751
Commissions payable		26,477
Total aggregate indebtedness	**$**	**31,228**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.70 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponing unaudited Form X-17A-5 Part II filing at December 31, 2017.

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TransAm Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying Statement of Financial Condition of TransAm Securities, Inc. (the "Company") as of December 31, 2017, the related Statement of Operations, Changes in Shareholder's equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TransAm Securities, Inc.'s financial statements. The supplemental information is the responsibility of TransAm Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Green & Company CPAs
Tampa, Florida
February 28, 2018

We have served as the Company's auditor since 2015

13907 N Dale Mabry Hwy, Suite 102 *Tampa, FL 33618* *813.606.4388*

TRANSAM SECURITIES, INC.

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of TransAm Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2017. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities fork, or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Barry M. Smith, President

Member FINRA and SIPC
1111 Douglas Avenue • Altamonte Springs, Florida 32714-2033
407.869.5608 • Fax: 407.869.9700 • CCO@TransAmSecurities.com

Green & Company, CPAs
A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
TransAm Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by TransAm Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC, solely to assist you and the other specified parties in evaluating TransAm Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. TransAm Securities, Inc.'s management is responsible for TransAm Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the company's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions received, and commissions paid supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Green & Company CPAs
Tampa, FL 33618
February 28, 2018

13907 N Dale Mabry Hwy, Suite 102 *Tampa, FL 33618* *813.606.4388*

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1946********************MIXED AADC 220
37065 FINRA DEC
TRANSAM SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPRINGS, FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 28.47

B. Less payment made with SIPC-6 filed (exclude interest) (18.28)
7/21/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10.19

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10.19 1/29/18 V#13566

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TransAm Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Barry M. Smith
President
(Title)

Dated the 31 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 656,065
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	637,088
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	637,088
2d. SIPC Net Operating Revenues	$ 18,977
2e. General Assessment @ .0015	$ 28.47 (to page 1, line 2.A.)

TRANSAM SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-S(d)

YEAR ENDED DECEMBER 31, 2017